C21 Investments Inc.

#170 - 601 West Cordova Street
Mailbox 107
Vancouver, BC, Canada V6B 1G1
PH: +1 (833) 289-2994

Website: www.cxxi.ca Email: info@cxxi.ca

Date: August 13, 2025

To: All Canadian Securities Regulatory Authorities

SECOND AMENDMENT - SEE HIGHLIGHTED

Subject: C21 INVESTMENTS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	July 30, 2025
Record Date for Voting (if applicable) :	July 30, 2025
Beneficial Ownership Determination Date :	July 30, 2025
Meeting Date :	September 23, 2025
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	12675Q101	CA12675Q1019

Sincerely,

/s/ Michael Kidd Michael Kidd

Chief Financial Officer